Atomic Paintball, Inc.
                            6445 Love Dr. Suite 2102
                               Irving, Texas 75039
                              Phone (972) 409-9969

October 31, 2005 VIA EDGAR,

Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

         Re: Atomic Paintball, Inc. (the "Company")
             Registration Statement on Form SB-2, SEC File No. 333-113138 Request for Withdrawal
             ----------------------

Ladies and Gentlemen:

         The Company hereby requests, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Act"), the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Company's Registration Statement (SEC File No. 333-113138) on Form SB-2 filed with the Commission on February 27, 2004 and amended on August 3, 2004 (collectively, the "Registration Statement"). Pursuant to Rule 477, the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. There was no circulation of a preliminary prospectus, the Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

         The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

         The Company also requests in accordance with Rule 45'7(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.


         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         If you have any questions regarding this request for withdrawal, please do not hesitate to contact David A. Wood, Wood & Sartain, LLP at (972) 458-0300 or by fax at (972)701-0302.


                                                       Sincerely,

                                                       Atomic Paintball, Inc.

                                                       By: /s/ Mark A. Armstrong
                                                          ----------------------
                                                          Mark A. Armstrong
                                                          President